Exhibit 99.5

Free Translation

Manual for Shareholder’s Participation at

the Extraordinary General Meeting

TABLE OF CONTENTS

1.      Message from the administration

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2.      Invitation

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3.      Clatification about the Meeting

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4.      Procedures, guidelines and deadlines for participation in the Meeting

4.Modalities of Participation

4.1. Guidelines for In-Person Participation:

4.2. Exercise of voting rights through service providers - Remote voting system:

4.3 Remote Monitoring

4.4. Questions:

4.5. Pandemic

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5.      Call Notice

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6.      Explanatory Texts of the matters to be deliberated at the Meeting

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7.      Related documents and links

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8.      Annex I - Power of Attorney

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1. MESSAGE FROM THE ADMINISTRATION

Dear Shareholders,

Considering that the minimum quorum for opening the Extraordinary Shareholders' Meeting of Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) called for April 19, 2021, at 3 p.m., with respect to items (2) to (10) of the Agenda, as set forth in article 135 of Law No. 6,404/76, was not reached, the Management ofthe Company hereby invites you to attend the next Company’s Extraordinary Shareholders’ Meeting (“Meeting”), to be held, on second call, on April 30, 2021, at 4 p.m., at the Company's headquarters located at Rua do Lavradio, nº 71, Centro, Rio de Janeiro - RJ, to deliberate on: (1) the ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports"); (2) the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company; (3) the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company; (4) the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger"); (5) the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock; (6) the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion"); (7) the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law; (8) The amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan; and (9) the authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

The proposed transactions are in line with the Amendment to the Judicial Reorganization Plan, approved by the General Creditors’ Meeting in September 2020, and ratified by the Judicial Reorganization Court, which defined new stages of the Company's transformation plan. In this context, the merger of Telemar by Oi SA aims to simplify the corporate structure of the group, increasing its efficiency and generating value for its shareholders. In addition, the Spin-off of BTCM and the Transfer of the Spun-off Portion to the Company are a corporate step in the context of the creation of UPI InfraCo, which is aligned with the strategic transition of the Company's business model, with the structural separation between the business of infrastructure and provision of services to clients, which will enable to reconcile strong growth, important investments and financial sustainability in the long term.

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We are focused on the strategy of strengthening Oi, its corporate, operational and financial restructuring, so as to ensure the execution of the strategic transformation plan, which aims to make it one of the most relevant connectivity and digital services companies in the country.

Pursuant to item I in conjunction with the sole paragraph of article 21-X of CVM Instruction No. 481/09, voting instructions received through the remote voting ballots (the “Remote Voting Ballot”) sent by the Shareholders at the time of the first call of the Meeting will be treated normally.

This Manual for Shareholders' Participation at the Extraordinary General Meeting 2021 (“Manual”) proposes to provide, in a clear and precise manner, clarifications and guidelines for the participation of our Shareholders in the Meeting, contributing to the full exercise of their voting rights.

This Manual should be read together with the Company's Management Proposal, which is available at the Company's headquarters and on the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities and Exchange Commission (“CVM”), and the Company (www.oi.com.br/ri) and in relation to the other documents related to the matters that will be resolved at the Meeting.

We count on your presence, in the Company’s best interest. Your vote is very important to Oi.

Sincerely,

Rodrigo Modesto de Abreu

Chief Executive Officer

Eleazar de Carvalho Filho

Chairman of the Board of Directors

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2. INVITATION

EXTRAORDINARY GENERAL MEETING OF OI S.A. - IN JUDICIAL REORGANIZATION

DATE

April 30, 2021

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TIME

4 p.m.

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PLACE

Rua do Lavradio, 71

Centro - 20230-070

Rio de Janeiro - RJ

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HOW TO GET THERE

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3. Clatification about the Meeting

The Company's management invites the Oi’s Shareholders to attend, on second call, the Meeting to deliberate on the following matters:

(1)	Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports");

(2)	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company;

(3)	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company;

(4)	Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger");

(5)	Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock;

(6)	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion");

(7)	Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law;

(8)	Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan; and

(9)	Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

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Before the Meeting is initialed, the Shareholders shall sign the Attendance Book.

The Meeting will be installed, on second call, with the presence of any number of Shareholders, by the Chairperson of the Board of Directors or by whomever he/she appoints at the time of the Meeting or by means of a previously granted proxy with specific powers. Upon the absence or impediment of the Chairperson of the Board of Directors or his/her designee, the Meeting shall be installed and presided over by the Vice Chairperson of the Board of Directors or by whomever he/she may designate at the time of the Meeting or by means of a previously granted proxy with specific powers. Upon the absence of the Vice Chairperson of the Board of Directors or his/her appointment, any Officer present shall be responsible for holding and chairing the Meeting. The Chairperson of the Board of the General Shareholders' Meeting shall choose the respective secretary.

The holders of the Company's preferred shares shall have the right to vote on the matters to be deliberated at such Meeting, in accordance with the prerogative present in paragraph 3 of article 12 of the Company's Bylaws and paragraph 1 of article 111 of Law No. 6.404/76, and shall always vote together with the holders of Oi's common shares.

The deliberations of the Meeting shall be taken by an absolute majority of votes, not counting abstentions, which, however, shall be taken into account for the calculation of the initiation quorum.

Oi recommends its Shareholders to carefully examine the documents made available to them by the Management, in order to deliberate on said matters.

The documents and information regarding the matters to be deliberated are available at the Company's headquarters and on Oi’s website (www.oi.com.br/ri), as well as on CVM’s website (www.cvm.gov.br) and B3 website (www.b3.com.br).

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4. PROCEDURES, GUIDELINES AND DEADLINES FOR PARTICIPATION IN THE MEETING

4. Modalities of Participation

Oi's shareholders may exercise their voting rights at the Extraordinary General Meeting - EGM in person, or remotely through the Distance Voting Bulletin.

4.1.       Guidelines for In-Person Participation:

Shareholders who wish to participate in the Meeting in person or through duly appointed proxies may do so pursuant to paragraph 1, Article 126, of Law 6.404/76.

In order to speed up the process to register the Shareholders attending the Meeting and increase the safety of all participants, and expedite the Meeting preparation works, Shareholders are requested to send the following documents digitized into pdf format until 6:00 p.m. on April 28, 2021 to the email address invest@oi.net.br, or send them to Rua Humberto de Campos no. 425, 5º andar, Leblon, in the City of Rio de Janeiro - RJ, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., also on April 28, 2021, to the attention of the Corporate and M&A Management.

Note that, notwithstanding the time limit above, Shareholders appearing before the beginning of the Meeting in possession of the required documents may participate and vote, even if they failed to submit them before.

Shareholders are kindly requested to arrive early the Meeting, so that the documents required for their participation can be duly checked.

Foreign Shareholders must submit the same documentation required from Brazilian Shareholders, but the documents must be translated into Portuguese before they are fowarded to the Company.

Exceptionally, due to the effects of the COVID-19 (Coronavirus) pandemic, Company will waive formalities relating to signature certification, authentication, apostille, and sworn translation of the following documents.

a)        Presential Participation - Individual Shareholders

Required documentation: (i) evidence or statement issued by the bookkeeping institution or by the person in charge of the custody of shares representing the Shareholders’ interest, issued by the competent entity within three (3) business days before the Meeting, as applicable; (ii) copies of the Shareholder's identity document and Individual Taxpayer Identification ("CPF").

If Individual Shareholders wishes to be represented at the Meeting by a proxy, they must send, along with the documents indicated above, a power of attorney granting special authority, and copies of the identity document and CPF of the proxy attending the Meeting, who will attend it in possession of such documents. In order to assist Shareholders, please find in section 8 (ANNEX I) below, a proxy form that may be used as template. Shareholders may, use a proxy form different from the one suggested herein, as long as it complies with Law 6.404/1976 and Law 10406 of January 10, 2002, as amended ("Brazilian Civil Code").

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b)       Presential Participation – Legal Entity Shareholder

Required Documentation: (i) evidence or statement issued by the bookkeeping institution or by the entity in charge of the custody of the shares representing Shareholder’s interest issued by a competent entity within three (3) business days before the Meeting, as applicable; (ii) copies of the Organizational Document or Bylaws, as applicable, minutes of election of the Board of Directors (if any) and minutes of election of the Board of Executive Officers including the election of one or more legal representatives attending the Meeting.

If the Legal Entity Shareholder wishes to be represented by a proxy, it must forward along with the documents indicated in the paragraph above, the respective power of attorney, with special powers, as well as copies of the ID and CPF of the attorney-in-fact attending the Meeting, and minutes of the election of one or more legal representatives signing the proxy instrument evidencing the representation authority, which documents will be presented at the time of the Meeting by the proxy. In order to assist Shareholders, please find in section 8 (ANNEX I) below, a proxy form that may be used as template. Shareholders may use a proxy form different from the one suggested in this document, as long as it complies with Law 6.404/1976 and the Brazilian Civil Code.

c)       Presential Participation - Investment Fund Shareholders

Required Documentation: (i) evidence or statement issued by the bookkeeping institution or by the person in charge of the custody of the shares representing the relevant Shareholder’s interest issued by the competent entity within three (3) business days before the Meeting, as applicable; (ii) copies of the Fund's Rules and Bylaws of the Fund's administrator, and the minutes of election of one or more legal representatives attending the Meeting.

If an Investment Fund Shareholder wishes to be represented by a proxy, it must submit with the documents listed in the paragraph above, the respective power of attorney, with special powers, as well as copies of the ID and CPF of the attorney-in-fact present at the Meeting and minutes of election of the legal representative(s) who signed the power of attorney evidencing the powers of representation, which documents must be presented at the time of the Meeting by the attorney-in-fact. In order to assist Shareholders, please find in section 8 (ANNEX I) below, a proxy form that may be used as tamplate. Shareholders may, use a proxy form different from the one suggested in this document, as long as it complies with Law 6.404/1976 and the Brazilian Civil Code.

d)        ADR Holders

In the case of holders of American Depositary Receipts ("ADRs"), the depositary institution of the ADRs in the United States is the Bank of New York, which will send the proxies to the ADR holders so that they may exercise their voting rights, and will be represented at the Company's Meeting, pursuant to the Deposit Agreement entered into with the Company, through its representative in Brazil, Banco Itaú Unibanco.

4.2.       Remote Participation: Guidelines for sending the Distance Voting Bulletin

Pursuant to item I in conjunction with the sole paragraph of article 21-X of CVM Instruction No. 481/09, voting instructions received through the remote voting ballots (the “Remote Voting Ballot”) sent by the Shareholders at the time of the first call of the Meeting will be treated normally for the Meeting to be held on second call.

4.3. Remote Monitoring

The Company will provide a means of remote access to the Meeting so that shareholders may follow the meeting remotely; however, the remote access provided will not allow manifestation and voting.

The Shareholders who wish to participate remotely in the Meeting must request such access until 4:00 p.m, Brasília time, on April 29, 2021, via email to invest@oi.net.br, with the following subject line: “AGE – remote access”, stating the full name and Individual Taxpayer Registration Number (CPF) of the individual who will participate remotely in the EGM (the Shareholder, proxy or legal representative). In order for the request to be granted, the e-mail must also be accompanied by the documents listed in this Manual in pdf format.

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The Company will confirm the receipt of the above documents and send an email to the shareholders who have timely submitted their request under the above conditions the relevant instructions for remotely monitoring of the EGM.

The remote monitoring of the EGM is solely intended for OI's shareholders or legal representatives. The access to be provided by the Company will not be transferred, assigned, forwarded, or disclosed to third parties, wether or not a shareholder. Nor will be the shareholders or their legal representatives who have been granted access authorized to record or reproduce, in whole or in part, the content or any information transmitted during the EGM.

Shareholders who follow the EGM remotely will not be counted as present at the EGM, unless they have exercised their vote via Remote Voting Bulletin.

4.4 Questions:

If you have any questions regarding the procedures and time limits above, please contact Company's Investor Relations Office at invest@oi.net.br.

4.5.       Pandemic

In view of the Covid-19 Pandemic, Oi will rely on a reduced staff and implement strict sanitary measures to preserve the health of the participants and mitigate the risk of infection. Such measures will include, among others, holding the Extraordinary General Meeting – EGM in a large auditorium, observing physical distancing protocols, making available disposable masks and alcohol gel.

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5. CALL NOTICE

The Call Notice for the Meeting will be published in the newspapers Valor Econômico and Diário Oficial do Estado do Rio de Janeiro, in the editions of April 20, 21 and 22, 2021.

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-held Company

SECOND CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Considering that the minimum quorum for opening the Extraordinary Shareholders' Meeting called for April 19, 2021, at 3 p.m., with respect to items (2) to (10) of the Agenda, as set forth in article 135 of Law No. 6,404/76, was not reached, the Board of Directors of Oi S.A. – In Judicial Reorganization (“Company” or “Oi”) invites the Shareholders, on second call, to attend the Extraordinary Shareholders’ Meeting (the “EGM”) to be held on April 30, 2021, at 4 p.m., at the Company’s headquarters’ located at Rua do Lavradio No. 71, Centro, in the City of Rio de Janeiro, RJ, to deliberate on the following items:

(1)	Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6,404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports");

(2)	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company;

(3)	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company;

(4)	Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger");

(5)	Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock;

(6)	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion");
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(7)	Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law;

(8)	Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan; and

(9)	Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

GENERAL INSTRUCTIONS

1.    The documentation and information relating to matters that are going to be deliberated at the EGM are available at the Company’s headquarters, in the Management's Proposal and in the Shareholders’ Participation Manual, available on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) pursuant to CVM Instruction No. 481/09, and at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/), with the purpose of examination by the Shareholders.

2.    The holders of preferred shares shall have the right to vote on all matters subject to deliberation and included in the Agenda of the EGM called herein, pursuant to paragraph 3 of article 12 of the Company’s Bylaws and paragraph 1 of article 111 of Law No. 6,404, enacted on December 15, 1976, as amended from time to time (the “Brazilian Corporation Law”), and shall always vote jointly with the common shares.

On site Participation

3. Considering the COVID-19 (Coronavirus) pandemic, Oi will have limited staff and will adopt strict sanitary measures, both to preserve the health of the participants and to mitigate the risks of transmission. Such measures will include, among others, holding the EGM in a large auditorium, adopting social distancing protocols and supplying disposable masks and hand sanitizers.

4. In order to expedite the registration process and increase the safety of all the participants, Shareholders who will attend the EGM, either in person or by proxy, are asked to send the following documents to the Company’s headquarters, at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City and State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. or from 2:00 p.m. to 6:00 p.m., until April 28, 2021, to the attention of the Corporate and M&A Management, or to send scanned copies of such documents in pdf format to the Company’s email address, invest@oi.net.br, until 6:00 p.m. on the same date: (i) in the case of an entity, copies of the Articles of Incorporation, Bylaws or Articles of Association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Board of Executive Officers, which reflects the election of the legal representative(s) who will be present at the EGM; (ii) in the case of an individual, copies of the Shareholder’s identification document and the Individual Taxpayer Registration Number (CPF); and (iii) in the case of an investment fund, copies of the fund’s organizational document (Regulamento) and the Bylaws or Articles of Incorporation of the Fund’s manager, as well as the minutes reflecting the election of the legal representative(s) who will be present at the EGM. In addition to the documents mentioned in items (i), (ii) and (iii) above, in the event that a Shareholder is represented by a proxy, such Shareholder must also provide the respective power-of-attorney with special powers and copies of the proxy’s identification document and Individual Taxpayer Registration Number (CPF).

5. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the EGM must submit a statement, issued by the relevant body, demonstrating their ownership interest, up to two (2) business days prior to the EGM.

6. On an exceptional basis, Oi will not require compliance with formalities for signature certification, authenticated copies, apostille, and sworn translation of the abovementioned documentation.

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Distance Voting

7. Pursuant to item I in conjunction with the sole paragraph of article 21-X of CVM Instruction No. 481/09, voting instructions received through the remote voting ballots (the “Remote Voting Ballot”) sent by the Shareholders at the time of the first call of the Meeting will be treated normally.

Remote Monitoring of the EGM

8. The Company will provide remote access to the EGM for Shareholders who wish to monitor the EGM remotely. However, it will not be possible to receive any manifestations nor exercise voting rights through the remote follow-up system.

9. The Shareholders who wish to participate remotely in the EGM must request such access until 4 p.m., Brasília time, on April 29, 2021, via email to invest@oi.net.br, with the following subject line: “EGM – remote access”, stating the full name and Individual Taxpayer Registration Number (CPF) of the individual who will participate remotely in the EGM (the Shareholder, proxy or legal representative). In order for the request to be granted, the email must also include the documents set forth in the Shareholders’ Participation Manual for the EGM, disclosed on this date, in PDF format.

10. The Company will confirm receipt of the abovementioned documents and will send instructions for remote participation via email to those Shareholders who have submitted their requests within the timeframe and in compliance with the conditions set forth above.

11. Remote monitoring the EGM is intended exclusively for Oi Shareholders or their legal representatives. The access provided by the Company will not be transferable and shall not be given, forwarded or disclosed to any third party, regardless of whether such party is a Shareholder. Shareholders or their legal representatives who receive access are not allowed to record or reproduce, in whole or in part, the content or any information transmitted during the EGM.

12. The Shareholders who participate remotely in the EGM will not be counted as present at the EGM unless they have exercised their vote via the Remote Voting Ballot at the time of the first call of the Meeting.

Rio de Janeiro, April 20, 2021

Eleazar de Carvalho Filho

Chairman of the Board of Directors

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6. EXPLANATORY TEXTS OF THE MATTERS TO BE DELIBERATED AT THE MEETING

All documents related to the Agenda are available to the Shareholders at the head office of Oi, on its website (www.oi.com.br/ri), on the pages of the Securities and Exchange Commission (www.cvm.gov.br), and B3 (http://www.b3.com.br/).

To help you make a decision on the matters listed in the Call Notice for the Meeting, we recommend you to carefully read the Management Proposal, filed in CVM's system Empresas.net (www.cvm.gov.br) and on the Company's Investor Relations page (www.oi.com.br/ri).

Any questions or clarifications on the matters on the Agenda of the Meeting may be resolved or obtained, as the case may be, by contacting the Investor Relations Department at invest@oi.net.br.

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7. RELATED DOCUMENTS AND LINKS

- www.oi.com.br/ri - information about the Company

- www.b3.com.br – various information about listed companies

- www.cvm.gov.br – Brazilian legislation on Corporations

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8.	ANNEX I - Power of Attorney

PROCURAÇÃO	POWER OF ATTORNEY
[ACIONISTA], [QUALIFICAÇÃO] (“Outorgante”), nomeia e constitui como seu Procurador o Sr. [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com Carteira de Identidade RG nº [], inscrito no CPF/MF sob o nº [], residente e domiciliado na cidade de [], estado de [], na Rua [], [número], (“Outorgado”) para representar a Outorgante, na qualidade de Acionista da Oi S.A. – Em Recuperação Judicial, (“Companhia”), na Assembleia Geral Extraordinária da Companhia, a ser realizada em segunda convocação no dia 30 de abril de 2021, às 16h, na sede social da Companhia localizada na Rua do Lavradio, nº 71, Centro, Rio de Janeiro, RJ, (“Assembleia”), na Sede social da Companhia, aos quais outorga poderes para comparecer à Assembleia e votar, em nome e por conta do Outorgante, em conjunto ou isoladamente, independentemente da ordem de nomeação, em conformidade com as orientações de voto estabelecidas abaixo:	[SHAREHOLDER], [IDENTIFICATION] (“Grantor”), hereby appoints and constitutes Mr. [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with identity Car N. [], registered in the individual Taxpayer Register (CPF/MF) under N. [], resident and domiciled in the City of [], State of [], at [ADDRESS], (“Grantee”) to represent Grantor, in its capacity as shareholder of Oi S.A. – In Judicial Recuperation, (“Company”), in the Company’s Extraordinary Shareholders’ Meeting to be held on second call on April 30, 2021, at 4p.m., at the Company’s headquarters located at Rua do Lavradio, nº 71, Centro, Rio de Janeiro, RJ, (respectively “Meeting” or “Shareholders’s Meeting”), at the Company’s headquarters, to whom powers are hereby granted to attend to the Shareholders’ Meeting and vote on behalf of Grantor, jointly or individually, irrespective of the order of nomination, in accordance with the voting instructions established below:
Ordem do Dia:	Agenda:

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(1) Ratificação da nomeação e contratação da empresa especializada Meden Consultoria Empresarial Ltda. (“Meden”), como responsável pela elaboração (i) do laudo de avaliação, a valor contábil, do patrimônio líquido da Telemar, a ser incorporado ao patrimônio da Companhia, (ii) do laudo de avaliação dos patrimônios líquidos da Companhia e da Telemar, a preços de mercado, na mesma data e segundo os mesmos critérios, para fins do artigo 264 da Lei nº 6.404/1976 (“Lei das S.A.”), (iii) do laudo de avaliação contendo as avaliações econômico-financeiras da Telemar e da Oi, segundo o método do fluxo de caixa descontado, e (iv) do laudo de avaliação da parcela cindida da Brasil Telecom Comunicação Multimídia S.A. (“BTCM”), controlada indireta da Companhia, a ser incorporada ao patrimônio da Companhia (em conjunto, os “Laudos de Avaliação”)”:

A favor ( ) Contra ( ) Abstenção ( )

(2) Avaliação e deliberação sobre os laudos de avaliação elaborados pela Meden, para fins da incorporação da Telemar pela Companhia:

A favor ( ) Contra ( ) Abstenção ( )

(3) Avaliação e deliberação sobre o laudo de avaliação elaborado pela Meden, para fins da incorporação parcela cindida da BTCM pela Companhia:

A favor ( ) Contra ( ) Abstenção ( )

(4) Exame, discussão e deliberação sobre o Protocolo e Justificação da Incorporação da Telemar Norte Leste S.A. – Em Recuperação Judicial pela Oi S.A. – Em Recuperação Judicial, incluindo todos os seus anexos (“Protocolo e Justificação da Incorporação”), o qual estabelece os termos e condições da incorporação da Telemar pela Companhia (“Incorporação”):

A favor ( ) Contra ( ) Abstenção ( )

(5] Deliberação sobre a proposta de Incorporação, nos termos do Protocolo e Justificação da Incorporação e na forma do artigo 227 da Lei das S.A., e a correspondente alteração do caput do artigo 5º do Estatuto Social da Companhia para refletir a emissão de ações ordinárias para manutenção em tesouraria como resultado da Incorporação, sem alteração do valor do seu capital social:

A favor ( ) Contra ( ) Abstenção ( )

(6) Exame, discussão e deliberação sobre o Protocolo e Justificação da Cisão Parcial da Brasil Telecom Comunicação Multimídia S.A. com Incorporação da Parcela Cindida pela Oi S.A. – Em Recuperação Judicial, incluindo todos os seus anexos (“Protocolo e Justificação da Cisão Parcial”), o qual estabelece os termos e condições da cisão parcial da BTCM (“Cisão Parcial”) com incorporação da parcela cindida pela Companhia (“Incorporação da Parcela Cindida”):

A favor ( ) Contra ( ) Abstenção ( )

(7) Deliberação sobre a proposta de Incorporação da Parcela Cindida da BTCM, nos termos do Protocolo e Justificação da Cisão Parcial e na forma do artigo 229 da Lei das S.A.:

A favor ( ) Contra ( ) Abstenção ( )

(8) Alteração da redação do artigo 2º do Estatuto Social da Companhia, para maior detalhamento de atividades já abrangidas em seu objeto social atual, em decorrência da Incorporação da Parcela Cindida e em preparação às reorganizações societárias envolvendo a Oi e suas controladas, necessárias ao cumprimento do Plano de Recuperação Judicia:

A favor ( ) Contra ( ) Abstenção ( )

(9) Autorização para que os administradores da Companhia pratiquem todos os atos necessários à efetivação da Incorporação e da Incorporação da Parcela Cindida:

A favor ( ) Contra ( ) Abstenção ( )

(1) Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6.404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports"):

Approve ( ) Disapprove ( ) Abstention ( )

(2)       Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company:

Approve ( ) Disapprove ( ) Abstention ( )

(3)       Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company:

Approve ( ) Disapprove ( ) Abstention ( )

(4)       Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger");

Approve ( ) Disapprove ( ) Abstention ( )

(5)       Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock:

Approve ( ) Disapprove ( ) Abstention ( )

(6)       Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion"):

Approve ( ) Disapprove ( ) Abstention ( )

(7) Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law:

Approve ( ) Disapprove ( ) Abstention ( )

(8)       Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan:

Approve ( ) Disapprove ( ) Abstention ( )

(9) Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion:

Approve ( ) Disapprove ( ) Abstention ( )

[Cidade], [dia] de [mês] de [ano] / [Month], [date] [year]

___________________________________________

Outorgante / Grantor

Por / By: (assinatura autenticada / notarized signature)

Cargo / Title

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